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                             December 23, 2020

       Krishna Vaddi, Ph.D.
       Chief Executive Officer
       Prelude Therapeutics Incorporated
       200 Powder Mill Road
       Wilmington, DE 19803

                                                        Re: Prelude
Therapeutics Incorporated
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
21, 2020
                                                            CIK No. 0001678660

       Dear Dr. Vaddi:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Julia Forbess, Esq.